EXHIBIT 99.1

Quantum Biopharma Announces Completion of the Phase 1 Multiple Ascending Dose Clinical Trial for its Experimental Multiple Sclerosis Drug Lucid-21-302

Safety Review Committee Found No Safety Concerns Following Milestone Trial

TORONTO, Feb. 26, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), today announced that it has completed its trial entitled “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.” A final safety review committee (“SRC”) meeting was held after completion of the trial. The SRC found that Lucid-21-302 “(Lucid-MS”) was well-tolerated with no safety concerns and no serious adverse events were reported during the trial.

Lucid-MS is a first-in-class, non-immunomodulatory, neuroprotective compound for the treatment of multiple sclerosis (“MS”). It is a patented New Chemical Entity (“NCE”) that has a unique mechanism of action. As shown in preclinical models of MS, it can directly stabilize the myelin sheath surrounding nerve fibers and thus provide protection from demyelination. MS is a disease characterized by demyelination, a process that causes progressive disability.

“Our clinical development team is thrilled that this Phase 1 trial is now complete, and that Lucid-MS was deemed safe and well-tolerated in healthy participants,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma. “This marks an important milestone and allows for the next steps in the clinical development of Lucid-MS.”

Zeeshan Saeed, CEO of Quantum BioPharma added, “We are excited about potential of Lucid-MS to protect myelin in MS patients as it represents a new direction in the treatment of this disease. By completing this trial and demonstrating safety in healthy participants, we are now closer to initiating a Phase 2 trial of Lucid-MS in people with MS.

“We are now looking ahead to our Phase 2 trial as we work towards our goals of drug approval and commercialization of Lucid-MS. We look forward to providing further updates as we execute on our milestones, driven by our mission to arrest demyelination in MS,” concluded Saeed.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ being engaged by the Company for the MZ Initial Period; MZ working with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; MZ campaign highlighting how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will be engaged by the Company for the MZ Initial Period; MZ will work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will not be engaged by the Company for the MZ Initial Period; MZ will not work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will not highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
QNTM@mzgroup.us
www.mzgroup.us